LESLIE ATKINS FULTON RN, PhD

Professional Summary

Compassionate registered nurse with fifteen years of experience providing quality nursing care across a range of acute care and field settings. Accomplished in providing exceptional care to diverse populations using exemplary critical thinking skills, teamwork, and leadership abilities.

Skills Highlights

- Clinical Judgment
- Detail Oriented
- Self Directed
- Emotional Intelligence

- Critical Thinking
- Teamwork Support
- Highly Organized
- Fast Learner/Easily Adaptable

Education

2004	Associate of Applied Science in Nursing, Oklahoma State University
1995	Doctor of Philosophy in Sociology, Washington State University
1990	Master of Arts in Sociology, University of Oklahoma
1986	Bachelor of Arts in Political Science, Southwestern Oklahoma State University

Research & Publications

- **Leslie A. Atkins**, Roy F. Oman, Sara K. Vesely, Cheryl Aspy, Kenneth McLeroy. 2002. *Adolescent Tobacco Use: The Protective Effects of Developmental Assets*. American Journal of Health Promotion. 16(4):367-373.
- Toni Terling Watt, Susan Sharp, and **Leslie Atkins**. 2002. *The Relationships Between Personal Control and Disordered Eating Patterns Among College Females*. Journal of Applied Psychology. 32(12):2502-2512.
- Susan Sharp, Toni Terling Watt, **Leslie Atkins**, Jay Gilliam and Anna Sanders. 2001. *Purging Behaviors in a Sample of College Females: A Research Note on General Strain Theory and Female Deviance*. Deviant Behavior. 22(2):171-188.

Professional Experience

2019 – present   **Hospice RN Case Manager** St. Luke's Health System, Boise, Idaho
- Providing compassionate support and care to patients and families during end of life processes for a caseload of hospice patients within a magnet health system
- Performing ongoing, accurate symptom assessment for routine and high acuity patients and collaborate with hospice team including medical crew, social workers, aides, chaplains, pharmacists, and wound care specialists to ensure optimal interventions
- Providing accurate, timely documentation to reflect updated plans of care
- Conducting routine visits, admission visits, and information visits at patients' homes and/or other facility setting
- Educating patients, families, and caregivers on end-of-life processes, disease progression, medication administration and safety, wound care, catheter care, drain management, disease progression
- Attending bi-weekly interdisciplinary meetings
- Completing coursework for CEUs or assigned training in a timely manner
- Serving on peer-elected Nurse Advisory Board
- Serving per manager appointment on Care Plan Committee; making recommendations to revise current care plan templates to accurately reflect RN hospice interventions

2018 - 2019   **RN Case Manager** Southeast Alaska Regional Health Consortium (SEARHC), Home Health, Sitka, Alaska
- Assisted in establishing new home health agency for large regional health consortium in rural Alaska; assisted agency in becoming JCAHO certified
- As the sole field RN, completed admissions, recertifications, case management duties, and discharges for patients with a wide range of needs and disease processes including CHF, post-MI, post-surgical, cancer, and complex wound care
- Completed initial and ongoing assessments of patients and families to determine home care needs
- Implemented and evaluated plans of care and simultaneously assessed effectiveness of nursing interventions, making necessary revisions as patients' needs evolved
- Identified discharge planning needs and implemented appropriate care plans prior to patient discharge
- Provided education to families and patients on disease processes, lifestyle changes, medications, wound care, home safety, and infection prevention

2017 – 2018   **Interim Director of Nursing** Sitka Community Hospital, Sitka, Alaska
- Oversaw acute care, long term care (LTC), clinic, outpatient, and support nursing staff of 60 at critical access hospital and LTC unit
- Revised and executed nursing budgets for acute and LTC
- Led nursing workforce, prioritizing quality improvement projects and patient safety initiatives

- Designed and implemented successful project to decrease use of fall alarms in LTC by 80% while ensuring fall rates did not increase
- Served on various committees including patient safety, quality improvement, home health advisory group and EHR transition team
- Filled in as staff RN on med-surg and emergency departments as needed

2016 – 2017   **Clinical Support Unit, Critical Care** St. Luke's Hospital, Boise, Idaho
- Functioned in the role of float nurse for hospice, telemetry and emergency departments across two large hospitals within a magnet system
- Provided individualized, safe, goal-directed, nursing care to each patient through utilization of the nursing process (ER, Tele, Hospice)
- Maintained BLS, PALS, ACLS certifications
- Assessed nature and extent of illness or injury to establish and prioritize medical procedures (ER)
- Monitored patients for changes in status and indication of condition such as sepsis or shock and instituted appropriate interventions (ER, Tele)
- Prioritized nursing care for assigned patients based on assessment data and identified needs (Tele)
- Advocated for patients' and families' needs, provided emotional support for patients and their families (ER, Tele, Hospice)
- Prepared patients for stress testing, echocardiograms, peripheral diagnostic studies, cardiac catheterization lab, and operating room (ER, Tele)

2015 – 2016   **Quality Improvement Director** Sitka Community Hospital, Sitka, Alaska
- Led and oversaw quality improvement (QI) program for all departments in critical access hospital
- Organized and directed restructuring of organization's opioid prescribing policies and processes
- Restructured processes to improve patient safety, including reduction of time from door to EKG for chest pain patients from 30-plus minutes to 20 minutes or less
- Educated each hospital employee across all departments on procedures for conducting QI projects within their respective departments using the PDSA method
- Presented successful QI projects to other rural hospitals in Alaska as part of state-run Quality Improvement education program

2013 – 2015   **Charge/Triage Nurse, MFHC** Sitka Community Hospital, Sitka, Alaska
- Created daily staffing assignments for effective workflow
- Monitored all lab results for abnormal values and coordinated with providers for follow-up
- Responded to and referred incoming calls, scheduled all same-day visits based on patient needs and provider availability
- Assessed all walk-in patients and coordinated care with appropriate level of service, including emergency department
- Administered prescribed medications and treatments in accordance with nursing standards
- Instructed family and patients regarding medications and treatment options
- Coordinated prior authorizations when necessary to ensure timely patient care

- Assisted with equipment preparation and served as physician aide during patient treatments
- Served as preceptor for new clinic nurses
- Processed all incoming prescription refill requests

2008 – 2016   **Adjunct Professor** of Sociology
College of Liberal Studies Online Program, University of Oklahoma, Norman, Oklahoma
Taught on-line course on International Health Issues for multiple semesters

2011 – 2013   **Flight Nurse** Guardian Flight, Sitka, Alaska
- Provided patient care in a transport environment, both in fixed-wing aircraft and in ground transport in accordance with established standards of care
- Utilized the nursing process and followed policy/procedures under the direction of the medical director
- Executed high-level critical care utilizing advanced skills including intubation, ventilator management, and pharmacological interventions
- Provided primary care assessment and evaluation of high risk pediatric and adults including obstetric, cardiovascular, neurological and trauma patients

2010 – 2011   **House Supervisor** Ketchikan General Hospital, Ketchikan, Alaska
- Directed daily staffing of long term care and acute care nursing and support staff
- Coordinated all incoming and outgoing medevacs
- Oversaw daily operations across nursing units, including med-surg, ICU, labor and delivery, long term care, and emergency departments
- Addressed any hospital-wide concerns outside of business hours
- Supported nursing staff in executing patient care during busy shifts across the hospital, including emergency room, labor and delivery, med-surg, and ICU

2005 – 2010   **Registered Nurse** Norman Regional Hospital, Norman, Oklahoma
Telemetry Unit (2 years) Intensive Care Unit (3 years)
- Coordinated total nursing care by assessing the patient, determining plan of care, participating in patient and family teaching; provided leadership by working collaboratively with ancillary nursing and other patient team staff
- Documented accurate, complete, and timely entries into the patient medical record addressing all steps of the nursing process. Actively communicated with members of the healthcare team, patient and family
- Provided care for critically ill patients with hemodynamic pressure lines (i.e., PA, CVP, and arterial lines), pressure monitoring devices (i.e., ICP), temporary pacing, artificial airway/mechanical ventilation, etc.
- Utilized the assessment, identified problems and nursing diagnoses to formulates goals, teaching plans and outcomes in creating an individualized plan of care. Identified individual patient goals, patient readiness to learn, and incorporated family into the plan of care

2003 - 2005   **CNA** Norman Regional Hospital, *Telemetry Unit*, Norman, Oklahoma

1999 - 2003   **Statistician**, University of Oklahoma Health Sciences Center, College of Public Health, *Department of Health Promotion Sciences*, Oklahoma City, Oklahoma

1997 - 2001   **Assistant Professor of Sociology**, University of Oklahoma, Norman, Oklahoma

1995 - 1997   **Visiting Assistant Professor of Sociology,** University of Oklahoma, Norman, Oklahoma

1990 - 1995   **Instructor of Sociology,** Washington State University, Pullman, Washington

1988 - 1990   **Instructor of Sociology**, University of Oklahoma, *Department of Sociology*, Norman, Oklahoma

Awards & Honors

2008   Peer Review Award, Norman Regional Hospital, *Intensive Care Unit*, Norman, Oklahoma

2004   Physician Manpower Training Scholarship, $1500, Norman Regional Hospital, Norman, Oklahoma

1995   Excellence in Teaching Award, Graduate and Professional Student Association, Washington State University

1995   Honors, Comprehensive Written Exams, Ph.D. Program, Washington State University, *Department of Sociology*

Licensure & Certifications

July 2019 - Present   Registered Nurse, Idaho State Board of Nursing

October 2009 - Present   Registered Nurse, Alaska State Board of Nursing

Current   Basic Life Support, American Heart Association

Professional Activities

2019   SEARHC Community Discussion on Palliative Care Series, Moderator

2018 - 2019   Alaska Native Tribal Health Consortium (ANTHC) Palliative Care ECHO Seminar Series, Participant

2018 - 2019   Sitka Community Hospital Palliative Care Education Series, Moderator

2018   ANTHC Palliative Care Conference, Attendee

2017   RN Certificate in Palliative Care